SO 3-22-04.

SEC 04003623 COMMISSION
549

VF 3-11-04 dk

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47257

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Interactive Brokers LLC

OFFICIAL USE ONLY
FIRM ID. NO.

RECEIVED MAR 01 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 161

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

Greenwich (City) — Connecticut (State) — 06432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alexander M. Ioffe — (203) 618-5870
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) — New York (City) — New York (State) — 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

We, Thomas Peterffy and Alexander Ioffe affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Interactive Brokers LLC for the year ended December 31, 2003, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Date

President
Title

Signature 2/23/04 Date

Chief Financial Officer
Title

Notary Public

DOUGLAS A. MADONIA
Notary Public, State of Connecticut

My Commission Expires June 30, 2006

INTERACTIVE BROKERS LLC
(SEC I.D. No. 8-47257)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities and Exchange Act of 1934 and
Regulation 1.10(g) under the Commodity
Exchange Act as a Public Document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Managing Member and Members of
Interactive Brokers LLC
Greenwich, Connecticut

We have audited the financial statement of Interactive Brokers LLC (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Interactive Brokers LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2004

Member of
Deloitte Touche Tohmatsu

INTERACTIVE BROKERS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 34,367,435
Cash and securities - segregated under federal and other regulations	736,948,664
Securities purchased under agreements to resell	179,525,000
Securities borrowed from an affiliate	78,077,214
Securities owned - pledged as collateral	66,860,887
Receivable from customers	133,501,372
Receivable from brokers, dealers and clearing organizations	8,917,127
Receivable from affiliates	1,257,241
Other assets	8,513,889
TOTAL ASSETS	$ 1,247,968,829

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Payables to customers	$ 1,059,484,562
Securities sold under agreements to repurchase with an affiliate	8,970,000
Due to affiliates	4,634,830
Payables to brokers, dealers and clearing organizations	14,689,798
Accounts payable, accrued expenses and other liabilities	9,493,248
Total liabilities	1,097,272,438
MEMBERS' CAPITAL	150,696,391
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 1,247,968,829

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Interactive Brokers LLC (the "Company"), a Connecticut limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of various securities and commodities exchanges and the National Association of Securities Dealers, Inc. The Company is also a member of the National Futures Association and a registered futures commission merchant. The Company executes and clears securities and commodities transactions for customers. Certain transactions are cleared through other clearing brokers. Accordingly, the Company carries security accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer-owned assets and reserve requirements. The Company also carries customer commodity accounts and is subject to the segregation requirements pursuant to the Commodity Exchange Act.

The Company is 99.9% owned by Interactive Brokers Group LLC ("IBGLLC"). In addition to the Company, IBGLLC is comprised of the following companies: Timber Hill LLC ("THLLC"), Timber Hill Europe AG ("THE"), Timber Hill Hong Kong Limited ("THHK"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Timber Hill Canada Company ("THC"), Interactive Brokers Canada Inc. ("IBC") and Interactive Brokers (U.K.) Limited. THE is the parent company of Timber Hill (U.K.) Limited ("THUK").

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing industry practice.

Use of Accounting Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2003. Actual results could differ from those estimates. Such estimates include estimated useful lives of equipment, estimated fair value of financial instruments and estimated contingency reserves.

Securities Owned – Pledged as Collateral

Securities are carried at fair value. Fair value is based on readily available market data sources which include quotes from various brokers or dealers. Security transactions are recorded on a trade date basis. At December 31, 2003, the Company had German Treasury Notes with a market value of $8,883,044, which have been pledged under a repurchase agreement with THE. The Company also had $53,880,688 in U.S. Treasury Bills, $3,330,422 in U.S. Treasury Notes and $766,732 in Canadian Treasury Bills that have been pledged with the Company's clearing organizations in the normal course of business.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations represent amounts from unsettled customer trading activities at December 31, 2003.

Collateralized Financing Arrangements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at contract value plus accrued interest as specified in the respective agreements. The Company's policy is to obtain possession of collateral, with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned when appropriate, as required through contractual provisions.

The Company borrows securities in order to facilitate customer settlements. Securities borrowed are recorded at the amount of cash collateral advanced. Interest is accrued at the stipulated contract rate. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other securities with the counterparty. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

On the statement of financial condition for the period ended December 31, 2003, any firm owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are classified as securities pledged as collateral, as required by Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement No. 125.* There were $66,860,887 of such securities pledged at December 31, 2003. The market value of collateral received from counterparties amounted to $259,475,994 of which none has been repledged.

Property and Equipment

Property and equipment primarily consists of technology hardware and software. Property and equipment are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets. Net of accumulated depreciation and amortization, total property and equipment of $3,437,552 was included in other assets at December 31, 2003.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Off Balance-Sheet Transactions

The Company enters into cross-currency swap agreements for customer funds denominated in foreign currencies in order to fund the U.S. dollars denominated safekeeping account for the benefit of customers. A cross-currency swap is an agreement to exchange a fixed amount of one currency for specified amount of a second currency at the outset and at completion of the swap term. At December 31, 2003, the Company had outstanding swap agreements with THE in the amount of Euro 80,000,000, Canadian dollar 9,000,000 and Swiss franc 7,190,058 for counter-value in U.S. dollars.

Guarantees

In connection with its retail brokerage business, the Company performs securities and commodities execution, clearance and settlement on behalf of its customers for whom it commits to settle, with the applicable clearing houses, trades submitted by such customers. The Company stands ready to meet the obligations of its customers with respect to securities and commodities transactions. If a customer fails to fulfill his obligation, the Company must fulfill the customer's obligation with the trade counterparty. The Company is fully secured by assets in the customer's account as well as any proceeds received from the securities and commodities transactions entered into by the Company on behalf of the customer. No contingent liability is carried on the balance sheet for these transactions as they are fully collateralized.

New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities, an Interpretation of ARB 51*, which provides guidance to determine when enterprises should consolidate variable interest entities ("VIE's"). In general, a VIE is an entity whose equity investors either (a) do not provide sufficient resources to enable the VIE to finance its activities without additional financial support from any parties or (b) lack either decision making authority, the obligation to absorb the expected losses of the entity, or the right to receive the expected residual returns of the entity.

In December 2003, the FASB issued a revised version of FIN 46 (referred to as "FIN 46R") which amended certain reporting and disclosure requirements, and various definitions of certain terms. The revisions to FIN 46, as noted in FIN 46R are required to be adopted by public entities no later than the first reporting period after March 15, 2004 though they may be adopted prior to such date. The Company, as a privately held company, is required to adopt FIN46R in the first reporting period after December 15, 2004, and believes that the adoption of FIN46R will not have a material impact on its statement of financial condition.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, which requires certain financial instruments to be classified as liabilities rather than equity. SFAS No. 150 was effective for the six months ended June 30, 2003 for financial instruments entered into or modified after May 31, 2003, and was otherwise effective July 1, 2003 for previously issued instruments. The adoption of SFAS No. 150 did not have a material impact on the financial condition of the Company.

3. SEGREGATION OF FUNDS

In accordance with the Commodity Exchange Act, the Company is required to segregate all monies, securities and property received to margin and to guaranty or secure the trades or contracts of customers in regulated commodities. At December 31, 2003, cash and securities in the amount of $53,760,812 were segregated.

In accordance with CFTC regulation 30.7, the Company is required to segregate all monies, securities and property received to margin and to guaranty or secure the trades or contracts of customers on foreign boards of trade. At December 31, 2003, cash and securities in the amount of $17,967,367 were segregated.

4. RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS

In accordance with the Securities Exchange Act of 1934, the Company is required to maintain a separate bank account for the exclusive benefit of customers. At December 31, 2003, the Company held cash and securities segregated for the benefit of customers in the amount of $783,395,933 to satisfy this requirement. Included in this total were securities purchased under agreement to resell in the amount of $118,325,433.

5. FAIR VALUE DISCLOSURES

Due to the nature of its operations, substantially all of the Company's financial instrument assets comprise: cash, cash and securities segregated for federal and other regulations or deposited with clearing organizations, securities purchased under agreements to resell, securities borrowed, and receivables from brokers, dealers and clearing organizations and other assets which are short-term in nature and are reflected at amounts approximating fair value. Similarly, all of the Company's financial instrument liabilities arise from customers, securities sold under agreements to repurchase and liabilities which are short term in nature and are reported at amounts approximating fair value.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17) which require that the Company maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, as defined. The Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2003, the Company had net capital of $138,054,036, which was $132,524,443 in excess of required net capital.

7. RELATED PARTY TRANSACTIONS

IBLLC, IBUK and IBC are registered broker-dealers in the US, Great Britain and Canada, respectively, and engage in execution and clearing securities services for customers. THE, THUK, THC, THA, THHK and THSHK are registered securities dealers in Switzerland, Great Britain, Canada, Australia and Hong Kong, respectively, and trade on a proprietary basis. IBGLLC is the holding company for the group of operating companies. These companies share administrative, financial and technological resources, as well as engage in security transactions such as trade execution in the ordinary course of business with the Company.

Included in assets in the statement of financial condition were the following amounts with related parties as of December 31, 2003:

Securities borrowed	$78,077,214
Securities purchased under agreements to resell	42,500,000
Brokerage fees receivable	542,937
Advances receivable	428,133
Prepaid commissions	50,385
Interest receivable on repurchase agreements	46,300
Stock borrow and other interest receivables	49,581

Included in liabilities in the statement of financial condition were the following amounts with related parties as of December 31, 2003:

Securities sold under agreements to repurchase	$ 8,970,000
Consulting fee payable	2,085,031
Advances payable	957,042
Brokerage fees payable	579,069
Agency settlement fee payable	578,901
Administrative fee payable	286,111

8. EMPLOYEE INCENTIVE PLANS

The Company participates in two employee incentive plans sponsored by IBGLLC that provide eligible employees with the opportunity to share in the long-term growth of IBGLLC. The Company applies the guidance contained in SFAS No. 123 in accounting for transactions of these plans.

Return on Investment Dollar Unit ("ROI"): Since 1998, the Company has granted all non-member employees ROI Dollar Units. Grantees may redeem the units beginning 5 years and ending 10 years after the date of grant. Upon proper redemption, the grantee is entitled to accumulated earnings on the face value of the certificate, but not the actual face value.

In 2003, IBGLLC determined that the accumulated ROI accruals should be borne by the subsidiaries that employ the grantees. As a result, as of December 31, 2003, Accounts payable, accrued expenses, and other liabilities included accruals relating to ROI of $3,593,366.

Member Interests: Selected employees of the Company are granted non-transferable member interests in IBGLLC. Those member interests entitle the grantees to share in the net consolidated profit or loss of IBGLLC based on their holding percentages. Redemption of member interests is treated as capital distribution from IBGLLC.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2004

Interactive Brokers LLC
Two Pickwick Plaza
Greenwich, CT 06830

In planning and performing our audit of the financial statements of Interactive Brokers LLC (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 23, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP